March 26, 2010

Mr. Scot Foley

Mr. Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PMI Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 16, 2010
File No. 1-13664

Dear Messrs. Foley and Riedler,

This letter responds to the Staff’s letter to The PMI Group, Inc. (“PMI”) and its Executive Vice President, General Counsel & Secretary, Andrew D. Cameron, dated March 24, 2010. In its letter, the Staff provided PMI with a comment on its Preliminary Proxy Statement filed on March 16, 2010. We respectfully address the Staff’s comment below. For your convenience, we have quoted your comment immediately prior to our response.

General

1.	We note your proposal to increase the number of authorized shares of your common stock. Please revise your disclosure to include a discussion of your plans to issue these additional authorized shares. If you have no such plans, please revise your disclosure to state this.

PMI Response:

In response to the Staff’s comment, we propose to revise our disclosure in our 2010 Proxy Statement as blacklined in the following excerpt from the proposal to increase the number of authorized shares of our common stock on page 46 of the Preliminary Proxy Statement:

Reasons for the Amendment

…….

In light of current economic conditions and trends in our markets and business, and as discussed further in our Annual Report on Form 10-K for the year ended December 31, 2009, our Board of Directors and our management are considering raising additional capital and are actively exploring various alternatives to do so,

Mr. Scot Foley

Mr. Jeffrey Riedler

March 26, 2010

which may include the issuance of capital stock. Although our Board of Directors does not have any plans to issue the new shares authorized by the proposal, if we were to obtain equity financing for a significant portion of our capital needs, we expect that such financing would significantly deplete our existing available shares. ~~some or all of the new shares authorized by this proposal. T~~The Charter Amendment would give us greater flexibility to ~~raise capital to support our anticipated business plans and~~ freely pursue new business opportunities following such a capital raise by making ~~such~~ additional shares of Common Stock available without incurring the delay and expense of conducting a special meeting of our stockholders. Moreover, the Charter Amendment would help to ensure that we have sufficient authorized shares to satisfy our obligations under our outstanding and proposed stock-based compensation arrangements and to consider other transactions approved by our Board of Directors from time to time in the future, including, among other things, subsequent public or private offerings, stock dividends or splits, acquisitions and other corporate transactions.

*        *        *

PMI acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this letter and for providing PMI with an opportunity to address the Staff’s comments. Should you have any questions, please feel free to contact me at (925) 658-6212 or andrew.cameron@pmigroup.com.

Sincerely,

/s/ Andrew D. Cameron
Andrew D. Cameron
Executive Vice President, General Counsel and Secretary
The PMI Group, Inc.